Exhibit 99B


    YOU ARE STRONGLY URGED TO READ THE ACCOMPANYING MANAGEMENT PROXY CIRCULAR
                  BEFORE COMPLETING THIS LETTER OF TRANSMITTAL

                                CINAR CORPORATION

                              LETTER OF TRANSMITTAL
                           FOR HOLDERS OF CINAR SHARES


For assistance in voting your CINAR Shares, if you require additional proxy materials or if you have any questions concerning the Letter of Transmittal or withholding tax requirements, PLEASE CONTACT:

                             GEORGESON SHAREHOLDER

                           66 Wellington Street West
                             TD Tower - Suite 5210
                            Toronto Dominion Centre
                            Toronto, Ontario M5K 1J3

              English and French North American Toll Free Number:

                                 1-866-666-5217


This Letter of Transmittal is for use by holders ("CINAR Shareholders") of Variable Multiple Voting Shares and Limited Voting Shares (collectively, the "CINAR Shares") of CINAR Corporation ("CINAR") in connection with the proposed arrangement (the "Arrangement") among CINAR, 4113683 Canada Inc. ("Newco") and 3918203 Canada Inc. ("NewCanCo"), which Arrangement is being submitted for approval at a special meeting of CINAR Shareholders to be held on February 17, 2004 (the "Meeting"). CINAR Shareholders are strongly urged to read the Management Proxy Circular (the "Circular") that accompanies this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal and that are defined in the Circular have the same meaning as set out in the Circular.

The Plan of Arrangement provides for the acquisition of all the CINAR Shares by Newco and for the amalgamation of Newco and CINAR to form Amalco immediately thereafter. Amalco will be wholly-owned by NewCanCo. Pursuant to the Arrangement, each CINAR Shareholder (other than CINAR Shareholders who validly exercise their Dissent Rights) will receive from Newco for each CINAR Share Aggregate Consideration as follows:

(i)    US$3.60 in cash; plus

(ii) in the event that Newco has delivered written notice to CINAR prior to the Settlement Deadline that it is satisfied that the conditions to the payment of the Net Litigation Amount set forth in the Arrangement Agreement have been fulfilled or that it has waived such conditions, an amount in cash equal to the PRO RATA amount per CINAR Share of the Net Litigation Amount (which amount will only be payable after CINAR has received in full all of the Net Litigation Proceeds); or

(iii) in the event that Newco has not delivered written notice to CINAR prior to the Settlement Deadline that it is satisfied that the conditions to the payment of the Net Litigation Amount set forth in the Arrangement Agreement have been fulfilled or that it has waived such conditions, one CCE created and allocated by the Manager.

WITHHOLDING TAX

AS A RESULT OF THE CINAR SHARES BEING DELISTED FROM THE TSX AND NASDAQ, THE CINAR SHARES ARE "TAXABLE CANADIAN PROPERTY" FOR THE PURPOSES OF THE CANADIAN TAX ACT AND "TAXABLE QUEBEC PROPERTY" FOR THE PURPOSES OF THE QUEBEC TAX ACT. AS A RESULT, NEWCO MUST WITHHOLD AND REMIT TO CCRA 25% (AND IN THE CASE OF A CINAR SHAREHOLDER WHICH IS A CORPORATION, A FURTHER 12% MUST BE WITHHELD AND REMITTED TO THE MRQ) OF THE AGGREGATE CONSIDERATION PAYABLE TO A NON-RESIDENT FOR HIS CINAR SHARES UNLESS SUCH NON-RESIDENT PROVIDES NEWCO WITH A SECTION 116 CERTIFICATE SPECIFYING A CERTIFICATE LIMIT WHICH IS NOT LESS THAN THE VALUE OF THE AGGREGATE CONSIDERATION PAYABLE TO SUCH NON-RESIDENT AND, IF APPLICABLE, A QUEBEC CERTIFICATE SPECIFYING ESTIMATED PROCEEDS WHICH ARE NOT LESS THAN THE VALUE OF THE AGGREGATE CONSIDERATION PAYABLE TO SUCH NON-RESIDENT. ACCORDINGLY, IN ORDER TO RECEIVE 100% OF THE AGGREGATE CONSIDERATION PAYABLE UNDER THE ARRANGEMENT, A CINAR SHAREHOLDER RESIDENT IN CANADA AND A CINAR SHAREHOLDER WHO IS A NON-RESIDENT MUST SATISFY THE FOLLOWING REQUIREMENTS, INSOFAR AS THEY ARE APPLICABLE TO HIM.

CANADIAN RESIDENTS

IN ORDER TO RECEIVE 100% OF THE AGGREGATE CONSIDERATION PAYABLE UNDER THE ARRANGEMENT, A BENEFICIAL HOLDER RESIDENT IN CANADA WILL BE REQUIRED TO PROVIDE THE FOLLOWING PROOF OF HIS CANADIAN RESIDENCY STATUS (THE "PROOF OF RESIDENCY") (OR OTHERWISE ESTABLISH TO THE SATISFACTION OF NEWCO THAT AT ALL RELEVANT TIMES, FOR THE PURPOSES OF THE CANADIAN TAX ACT, HE IS RESIDENT, OR DEEMED TO BE RESIDENT, IN CANADA):

(i) IF YOU ARE A BENEFICIAL HOLDER RESIDENT IN CANADA AND YOUR CINAR SHARES ARE REGISTERED IN YOUR NAME, YOU MUST SO INDICATE BY APPROPRIATELY COMPLETING BLOCK C OF THIS LETTER OF TRANSMITTAL AND PROVIDE YOUR SOCIAL INSURANCE NUMBER (IF YOU ARE AN INDIVIDUAL) OR YOUR TRUST NUMBER OR BUSINESS NUMBER (IF YOU ARE NOT AN INDIVIDUAL) WHERE INDICATED IN THIS LETTER OF TRANSMITTAL. IF YOU ARE NOT SURE WHETHER YOUR CINAR SHARES ARE REGISTERED IN YOUR NAME, PLEASE CONTACT YOUR INVESTMENT ADVISOR; OR

(ii) IF YOU ARE AN INTERMEDIARY COMPLETING A LETTER OF TRANSMITTAL ON BEHALF OF BENEFICIAL HOLDERS RESIDENT IN CANADA, OR IF THIS LETTER OF TRANSMITTAL IS BEING COMPLETED BY A SECURITIES DEPOSITORY FOR BENEFICIAL HOLDERS RESIDENT IN CANADA YOU MUST SO INDICATE BY APPROPRIATELY COMPLETING BLOCK C OF THIS LETTER OF TRANSMITTAL AND, IN EITHER CASE, THE INTERMEDIARY FOR SUCH BENEFICIAL HOLDERS MUST SEND TO THE DEPOSITARY A LIST SETTING OUT THE NAME AND ADDRESS OF EACH BENEFICIAL HOLDER ON WHOSE BEHALF THIS LETTER OF TRANSMITTAL IS BEING COMPLETED, THE NUMBER AND CLASS OF CINAR SHARES HELD BY THE INTERMEDIARY OR SECURITIES DEPOSITORY, AS THE CASE MAY BE, ON BEHALF OF EACH SUCH BENEFICIAL HOLDER AND THE SOCIAL INSURANCE NUMBER (IN THE CASE OF INDIVIDUAL BENEFICIAL HOLDERS) OR TRUST NUMBER OR BUSINESS NUMBER (IN THE CASE OF BENEFICIAL HOLDERS WHO ARE NOT INDIVIDUALS) OF EACH SUCH BENEFICIAL HOLDER.


 YOUR PROOF OF RESIDENCY MUST BE RECEIVED BY THE DEPOSITARY NO LATER THAN THE EARLIER OF (I) THE DATE UPON WHICH THE AGGREGATE CONSIDERATION IS PAYABLE TO YOU PURSUANT TO THE PLAN OF ARRANGEMENT, AND (II) THE DATE WHICH IS 25 DAYS AFTER THE END OF THE MONTH IN WHICH THE EFFECTIVE DATE OCCURS. IF YOUR PROOF OF RESIDENCY IS NOT RECEIVED BY THE DEPOSITARY BY THAT TIME, NEWCO SHALL BE ENTITLED TO WITHHOLD 25% OF THE AGGREGATE CONSIDERATION PAYABLE TO YOU (AND IN THE CASE OF A BENEFICIAL HOLDER WHICH IS A CORPORATION, NEWCO SHALL BE ENTITLED TO WITHHOLD A FURTHER 12% OF THE AGGREGATE CONSIDERATION PAYABLE TO YOU). IF YOUR PROOF OF RESIDENCY IS NOT RECEIVED BY THE DEPOSITARY WITHIN 25 DAYS AFTER THE END OF THE MONTH IN WHICH THE EFFECTIVE DATE OCCURS, THE AMOUNT OF THE AGGREGATE CONSIDERATION PAYABLE TO YOU WHICH HAS BEEN WITHHELD WILL BE REMITTED TO CCRA (AND, IF APPLICABLE, THE MRQ). YOU SHOULD NOTE THAT THE AGGREGATE CONSIDERATION INCLUDES NOT ONLY THE CASH PORTION, BUT ALSO THE VALUE OF THE CCES ALLOCATED TO YOU PURSUANT TO THE ARRANGEMENT.

NON-RESIDENTS OF CANADA

IN ORDER TO RECEIVE 100% OF THE AGGREGATE CONSIDERATION PAYABLE UNDER THE ARRANGEMENT, A BENEFICIAL HOLDER WHO IS A NON-RESIDENT WILL BE REQUIRED TO PROVIDE A SECTION 116 CERTIFICATE SPECIFYING A CERTIFICATE LIMIT WHICH IS NOT LESS THAN THE VALUE OF THE AGGREGATE CONSIDERATION PAYABLE TO SUCH NON-RESIDENT BENEFICIAL HOLDER AND, IN THE CASE OF A NON-RESIDENT BENEFICIAL HOLDER WHICH IS A CORPORATION, A QUEBEC CERTIFICATE SPECIFYING ESTIMATED PROCEEDS WHICH ARE NOT LESS THAN THE VALUE OF THE AGGREGATE CONSIDERATION PAYABLE TO SUCH NON-RESIDENT BENEFICIAL HOLDER NO LATER THAN THE EARLIER OF (I) THE DATE UPON WHICH THE AGGREGATE CONSIDERATION IS PAYABLE TO YOU PURSUANT TO THE PLAN OF ARRANGEMENT, AND (II) THE DATE WHICH IS 25 DAYS AFTER THE END OF THE MONTH IN WHICH THE EFFECTIVE DATE OCCURS. IF YOUR SECTION 116 CERTIFICATE IS NOT RECEIVED BY THE DEPOSITARY BY THAT TIME, NEWCO SHALL BE ENTITLED TO WITHHOLD 25% OF THE AGGREGATE CONSIDERATION PAYABLE TO YOU (AND IN THE CASE OF A BENEFICIAL HOLDER WHICH IS A CORPORATION, IF YOUR QUEBEC CERTIFICATE IS NOT RECEIVED BY THE DEPOSITARY BY THAT TIME, NEWCO SHALL BE ENTITLED TO WITHHOLD A FURTHER 12% OF THE AGGREGATE CONSIDERATION PAYABLE TO YOU). IF YOUR SECTION 116 CERTIFICATE AND, IF APPLICABLE, YOUR QUEBEC CERTIFICATE, IS NOT RECEIVED BY THE DEPOSITARY WITHIN 25 DAYS AFTER THE END OF THE MONTH IN WHICH THE EFFECTIVE DATE OCCURS, THE AMOUNT OF THE AGGREGATE CONSIDERATION PAYABLE TO YOU WHICH HAS BEEN WITHHELD WILL BE REMITTED TO CCRA (AND, IF APPLICABLE, THE MRQ). IF AMALCO RECEIVES LETTERS FROM CCRA AND THE MRQ, IN A FORM SATISFACTORY TO THE DEPOSITARY AND AMALCO, CONFIRMING THAT THE REMITTANCE OF THE WITHHELD AMOUNT TO CCRA AND THE MRQ CAN BE DELAYED, THE AMOUNT OF THE AGGREGATE CONSIDERATION PAYABLE TO YOU WHICH HAS BEEN WITHHELD WILL CONTINUE TO BE HELD BY THE DEPOSITARY UNTIL THE FIRST TO OCCUR OF: (I) THE RECEIPT BY THE DEPOSITARY OF YOUR SECTION 116 CERTIFICATE AND, IF APPLICABLE, YOUR QUEBEC CERTIFICATE, IN WHICH CASE SUCH AMOUNT WILL BE PAID TO YOU; AND (II) THE EXPIRY OF THE TIME PERIODS SPECIFIED IN SUCH LETTERS, IN WHICH CASE SUCH AMOUNT WILL BE REMITTED TO CCRA (AND, IF APPLICABLE, THE MRQ). IF THE CERTIFICATE LIMIT OF YOUR SECTION 116 CERTIFICATE (AND THE ESTIMATED PROCEEDS SPECIFIED IN YOUR QUEBEC CERTIFICATE, WHERE APPLICABLE) DELIVERED TO THE DEPOSITARY IS FOR AN AMOUNT WHICH IS LESS THAN THE VALUE OF THE AGGREGATE CONSIDERATION PAYABLE TO YOU, NEWCO SHALL BE ENTITLED TO WITHHOLD AN AMOUNT EQUAL TO 25% OF THE AMOUNT BY WHICH THE VALUE OF THE AGGREGATE CONSIDERATION PAYABLE TO YOU EXCEEDS THE CERTIFICATE LIMIT (AND NEWCO SHALL BE ENTITLED TO WITHHOLD AN ADDITIONAL 12% OF THE AMOUNT BY WHICH THE VALUE OF THE AGGREGATE CONSIDERATION PAYABLE TO YOU EXCEEDS THE ESTIMATED PROCEEDS SPECIFIED IN YOUR QUEBEC CERTIFICATE IF YOU ARE A CORPORATION). ANY AMOUNTS SO WITHHELD WILL BE REMITTED AT THE TIMES AND IN THE MANNER DESCRIBED ABOVE. YOU SHOULD NOTE THAT THE AGGREGATE CONSIDERATION INCLUDES NOT ONLY THE CASH PORTION, BUT ALSO THE VALUE OF THE CCES ALLOCATED TO YOU PURSUANT TO THE ARRANGEMENT.

RESIDENTS OF THE UNITED STATES - SECTION 116 CERTIFICATE

NEWCO HAS MADE ARRANGEMENTS WITH CCRA TO APPLY FOR A SECTION 116 CERTIFICATE ON BEHALF OF CERTAIN NON-RESIDENT BENEFICIAL HOLDERS WHO ARE RESIDENT IN THE UNITED STATES. IF YOU ARE A BENEFICIAL HOLDER RESIDENT IN THE UNITED STATES AND YOUR CINAR SHARES ARE REGISTERED IN YOUR NAME, IN ORDER FOR NEWCO TO APPLY ON YOUR BEHALF FOR A SECTION 116 CERTIFICATE YOU MUST MEET THE FOLLOWING CONDITIONS AND SO INDICATE BY APPROPRIATELY COMPLETING BLOCK C OF THIS LETTER OF TRANSMITTAL:

(i)  YOU MUST BE RESIDENT IN THE UNITED STATES, AND NOT BE A TRUST (EXCLUDING AN
     IRA), A PARTNERSHIP OR AN LLC;

(ii) YOU MUST NOT BENEFICIALLY OWN, IN THE AGGREGATE, MORE THAN 10,000 CINAR SHARES;

(iii) YOU MUST COMPLETE THE AUTHORISATION LETTER (A COPY OF WHICH IS INCLUDED WITH THE CIRCULAR) AND RETURN IT WITH THIS LETTER OF TRANSMITTAL TO THE DEPOSITARY AT THE ADDRESS INDICATED ON THE LAST PAGE OF THIS LETTER OF TRANSMITTAL; AND

(iv) YOU MUST ATTACH TO THE AUTHORISATION LETTER PROOF OF YOUR UNITED STATES RESIDENCY STATUS. FOR INDIVIDUALS, THIS MAY CONSIST OF A COPY OF YOUR MOST RECENT UNITED STATES INCOME TAX RETURN OR A LETTER FROM THE IRS CONFIRMING YOUR UNITED STATES RESIDENCY STATUS. IF YOU ARE A CORPORATION, YOU MUST ATTACH COPIES OF YOUR CHARTER AND YOUR MOST RECENT UNITED STATES INCOME TAX RETURN. HOWEVER, IF ON THE DISPOSITION OF YOUR CINAR SHARES YOU WILL REALIZE A LOSS, PROOF OF YOUR UNITED STATES RESIDENCY STATUS WILL NOT BE REQUIRED AS LONG AS YOU ATTACH TO THE AUTHORISATION LETTER A BROKER'S STATEMENT OR OTHER DOCUMENTATION SUBSTANTIATING THE COST BASE OF THE CINAR SHARES THAT YOU BENEFICIALLY OWN.

IF YOU ARE AN INTERMEDIARY COMPLETING THIS LETTER OF TRANSMITTAL ON BEHALF OF CLIENTS WHO ARE RESIDENT IN THE UNITED STATES, OR IF YOU ARE A SECURITIES DEPOSITORY COMPLETING THIS LETTER OF TRANSMITTAL FOR BENEFICIAL HOLDERS RESIDENT IN THE UNITED STATES AND WHO, IN EACH CASE, DO NOT BENEFICIALLY OWN MORE THAN 10,000 CINAR SHARES, OTHER THAN TRUSTS (EXCLUDING IRAS), PARTNERSHIPS OR LLCS, YOU MUST SO INDICATE BY APPROPRIATELY COMPLETING BLOCK C OF THIS LETTER OF TRANSMITTAL AND, IN EITHER CASE, THE INTERMEDIARY FOR SUCH BENEFICIAL HOLDERS MUST SEND TO THE DEPOSITARY:

(i) A LIST SETTING OUT THE NAME AND ADDRESS OF EACH BENEFICIAL HOLDER WHO IS A RESIDENT OF THE UNITED STATES AND ON WHOSE BEHALF THIS LETTER OF TRANSMITTAL IS BEING COMPLETED AND THE NUMBER AND CLASS OF CINAR SHARES BENEFICIALLY OWNED BY EACH SUCH BENEFICIAL HOLDER; AND

(ii) THE DOCUMENT MENTIONED IN PARAGRAPH (III) ABOVE COMPLETED BY EACH SUCH BENEFICIAL HOLDER AND THE APPLICABLE DOCUMENTS MENTIONED IN PARAGRAPH
         (IV) ABOVE FOR EACH SUCH BENEFICIAL HOLDER.

ANY BENEFICIAL HOLDERS RESIDENT IN THE UNITED STATES WHO DO NOT MEET THE FOREGOING CONDITIONS WILL BE REQUIRED TO OBTAIN AND DELIVER TO THE DEPOSITARY BY THE APPROPRIATE TIME THEIR OWN SECTION 116 CERTIFICATES, FAILING WHICH NEWCO SHALL BE ENTITLED TO WITHHOLD 25% OF THE AGGREGATE CONSIDERATION PAYABLE TO SUCH BENEFICIAL HOLDERS AND WILL REMIT ANY AMOUNT SO WITHHELD TO THE CCRA.

RESIDENTS OF THE UNITED STATES - QUEBEC CERTIFICATE

NEWCO HAS MADE ARRANGEMENTS WITH THE MRQ TO APPLY FOR A QUEBEC CERTIFICATE ON BEHALF OF CERTAIN BENEFICIAL HOLDERS WHICH ARE CORPORATIONS RESIDENT IN THE UNITED STATES, OTHER THAN LLCS. IF YOU ARE A BENEFICIAL HOLDER WHICH IS A CORPORATION, OTHER THAN AN LLC, RESIDENT IN THE UNITED STATES AND YOUR CINAR SHARES ARE REGISTERED IN YOUR NAME, IN ORDER FOR NEWCO TO APPLY ON YOUR BEHALF FOR A QUEBEC CERTIFICATE, YOU MUST MEET THE FOLLOWING CONDITIONS AND SO INDICATE BY APPROPRIATELY COMPLETING BLOCK C OF THIS LETTER OF TRANSMITTAL:

(i)  YOU MUST BE A CORPORATION, OTHER THAN AN LLC;

(ii) YOU MUST NOT BENEFICIALLY OWN, IN THE AGGREGATE, MORE THAN 10,000 CINAR SHARES;

(iii) YOU MUST COMPLETE THE AUTHORISATION LETTER (A COPY OF WHICH IS INCLUDED WITH THE CIRCULAR) AND RETURN IT WITH THIS LETTER OF TRANSMITTAL TO THE DEPOSITARY AT THE ADDRESS INDICATED ON THE LAST PAGE OF THIS LETTER OF TRANSMITTAL; AND

(iv) YOU MUST ATTACH TO THE AUTHORISATION LETTER PROOF OF YOUR UNITED STATES RESIDENCY STATUS CONSISTING OF A COPY OF YOUR CORPORATE CHARTER AND A COPY OF YOUR MOST RECENT UNITED STATES INCOME TAX RETURN. HOWEVER, IF YOU WILL REALIZE A LOSS ON THE DISPOSITION OF YOUR CINAR SHARES, PROOF OF YOUR UNITED STATES RESIDENCY STATUS WILL NOT BE REQUIRED AS LONG AS YOU ATTACH TO THE AUTHORISATION LETTER A BROKER'S STATEMENT OR OTHER DOCUMENTATION SUBSTANTIATING THE COST BASE OF THE CINAR SHARES THAT YOU BENEFICIALLY OWN.

IF YOU ARE AN INTERMEDIARY COMPLETING THIS LETTER OF TRANSMITTAL ON BEHALF OF CLIENTS WHICH ARE CORPORATIONS, OTHER THAN LLCS, RESIDENT IN THE UNITED STATES, OR IF YOU ARE A SECURITIES DEPOSITORY COMPLETING THIS LETTER OF TRANSMITTAL FOR BENEFICIAL HOLDERS WHICH ARE CORPORATIONS, OTHER THAN LLCS, RESIDENT IN THE UNITED STATES, YOU MUST SO INDICATE BY APPROPRIATELY COMPLETING BLOCK C OF THIS LETTER OF TRANSMITTAL AND, IN EITHER CASE, THE INTERMEDIARY MUST SEND TO THE
DEPOSITARY:

(i) A LIST SETTING OUT THE NAME AND ADDRESS OF THE BENEFICIAL HOLDERS RESIDENT IN THE UNITED STATES WHICH ARE CORPORATIONS, OTHER THAN LLCS, ON WHOSE BEHAL=F THIS LETTER OF TRANSMITTAL IS BEING COMPLETED AND THE NUMBER AND CLASS OF CINAR SHARES BENEFICIALLY OWNED BY EACH SUCH BENEFICIAL HOLDER; AND

(ii) THE DOCUMENT MENTIONED IN PARAGRAPH (III) ABOVE COMPLETED BY EACH SUCH BENEFICIAL HOLDER AND THE APPLICABLE DOCUMENTS MENTIONED IN PARAGRAPH (IV) ABOVE FOR EACH SUCH BENEFICIAL HOLDER.

ANY NON-RESIDENT BENEFICIAL HOLDER WHICH IS A CORPORATION WHICH DOES NOT MEET THE FOREGOING CONDITIONS, INCLUDING AN LLC, WILL BE REQUIRED TO OBTAIN AND DELIVER TO THE DEPOSITARY BY THE APPROPRIATE TIME ITS OWN QUEBEC CERTIFICATE, FAILING WHICH NEWCO SHALL BE ENTITLED TO WITHHOLD 12% OF THE AGGREGATE CONSIDERATION PAYABLE TO SUCH BENEFICIAL HOLDER AND WILL REMIT ANY AMOUNT SO WITHHELD TO THE MRQ.

NO ASSURANCE NEWCO WILL OBTAIN SECTION 116 CERTIFICATE AND QUEBEC CERTIFICATE

WHILE NEWCO WILL MAKE REASONABLE COMMERCIAL EFFORTS TO OBTAIN A SECTION 116 CERTIFICATE AND A QUEBEC CERTIFICATE ON BEHALF OF NON-RESIDENTS WHO COMPLY WITH THE FOREGOING REQUIREMENTS WITHIN THE PARAMETERS FOR OBTAINING SUCH SECTION 116 CERTIFICATE AND QUEBEC CERTIFICATE SET OUT BY CCRA AND THE MRQ, RESPECTIVELY, THERE IS NO ASSURANCE THAT NEWCO WILL OBTAIN SUCH A SECTION 116 CERTIFICATE AND/OR A QUEBEC CERTIFICATE ON A TIMELY BASIS OR AT ALL.

This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany all CINAR Share certificate(s) and should be delivered in person or by courier or sent by registered mail to the Depositary at the address set forth on the last page of this Letter of Transmittal.

CINAR SHAREHOLDERS WHOSE CINAR SHARES ARE REGISTERED IN THE NAME OF AN INTERMEDIARY, SUCH AS A SECURITIES DEALER OR BROKER, A BANK, A TRUST COMPANY OR A TRUSTEE OR ADMINISTRATOR IN THE CASE OF A SELF-ADMINISTERED RRSP, RRIF, RESP OR SIMILAR PLAN, OR IN THE NAME OF A CLEARING AGENCY (SUCH AS CDS) OF WHICH THE INTERMEDIARY IS A PARTICIPANT, SHOULD CONTACT THAT INTERMEDIARY AS SOON AS POSSIBLE FOR INSTRUCTIONS AND ASSISTANCE IN DELIVERING THOSE CINAR SHARES AS CONTEMPLATED BY THIS LETTER OF TRANSMITTAL.

The Effective Date of the Arrangement is anticipated to be as soon as practicable after the date that the CINAR Shareholders approve the Arrangement and all required court and regulatory approvals have been received and all other conditions of closing have been satisfied.

Please carefully read the Circular and the Instructions set out below before completing this Letter of Transmittal.

TO:      CINAR CORPORATION

AND TO:  4113683 CANADA INC.

AND TO:  COMPUTERSHARE TRUST COMPANY OF CANADA (AT ITS OFFICES SET OUT HEREIN)

The undersigned delivers to you the enclosed certificates(s) representing CINAR Shares. The following are the details of the enclosed certificate(s):

----------------------- ---------------------------- -----------------------
   Certificate Number     Name in which Registered     Number and Class of
                                                         CINAR Shares
----------------------- ---------------------------- -----------------------
----------------------- ---------------------------- -----------------------


----------------------- ---------------------------- -----------------------
----------------------- ---------------------------- -----------------------


----------------------- ---------------------------- -----------------------
----------------------- ---------------------------- -----------------------


----------------------- ---------------------------- -----------------------
----------------------- ---------------------------- -----------------------


----------------------- ---------------------------- -----------------------
----------------------- ---------------------------- -----------------------


----------------------- ---------------------------- -----------------------

Under the Arrangement, each CINAR Share shall be deemed to have been acquired by Newco for the consideration described in the Circular. The undersigned transmits herewith the CINAR Share certificate(s) listed in the table above for the purpose of receiving from Newco the Aggregate Consideration (less any applicable withholding or other taxes) payable in respect of the CINAR Shares (the "Deposited Shares") represented by such certificate(s) upon the Arrangement becoming effective.

It is understood that upon receipt and deposit of (i) this Letter of Transmittal, properly completed and executed, (ii) the undersigned's CINAR Share certificate(s), and (iii) any other required documents, and within ten Business Days after the later of (a) the Effective Date, and (b) the delivery to the Depositary of the documents referred to in items (i), (ii) and (iii) above, the Depositary will send or make available to the undersigned a cheque in United States dollars representing the cash payment (less any applicable withholding or other taxes) which the undersigned is entitled to receive pursuant to the Arrangement in respect of the Deposited Shares (less, in the event that Newco has delivered written notice to CINAR prior to the Settlement Deadline that it is satisfied that the conditions to the payment of the Net Litigation Amount set forth in the Arrangement Agreement have been fulfilled or that it has waived such conditions, but all of the Net Litigation Proceeds have not been received in full by CINAR on or prior to the date which is ten Business Days prior to the date that such cheque is required to be mailed or made available, any portion of such cash payment representing the PRO RATA amount of the Net Litigation Amount attributable to the Deposited Shares). In the event that Newco has delivered written notice to CINAR prior to the Settlement Deadline that it is satisfied that the conditions to the payment of the Net Litigation Amount set forth in the Arrangement Agreement have been fulfilled or that it has waived such conditions, but all of the Net Litigation Proceeds have not been received in full by CINAR on or before the date which is ten Business Days prior to the date that a cheque is required to be mailed or made available to the CINAR Shareholder, within ten Business Days after the later of (a) the receipt by CINAR of the Net Litigation Proceeds in full, and (b) the delivery to the Depositary of the documents referred to in items (i), (ii) and (iii) above, the Depositary will send or make available to the undersigned a cheque in United States dollars representing the portion of the cash payment required to be delivered to such CINAR Shareholder in respect of the Deposited Shares pursuant to the provisions of the Plan of Arrangement representing the portion of the Net Litigation Amount attributable to the Deposited Shares, net of any applicable withholding or other taxes. In each case, the cheque will only be issued in the name of the CINAR Shareholder as set forth in the table above.

IF PURSUANT TO THE ARRANGEMENT, CINAR SHAREHOLDERS ARE ENTITLED TO RECEIVE CCES AS PART OF THE AGGREGATE CONSIDERATION, NO CERTIFICATE OR OTHER EVIDENCE OF A CCE WILL BE ISSUED OTHER THAN AN APPROPRIATE NOTATION IN THE CCE REGISTER.

The undersigned CINAR Shareholder covenants, represents and warrants that (i) the undersigned is the owner of the Deposited Shares, (ii) such shares are owned by the undersigned free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims, (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal ,
(iv) all information inserted by the undersigned into this Letter of Transmittal is accurate, and (v) the undersigned will not, before the Effective Date, transfer or permit to be transferred any of such Deposited Shares.

The covenants, representations and warranties of the undersigned contained herein survive the completion of the Arrangement.

The undersigned revokes any and all other authority, other than as granted in this Letter of Transmittal and in any proxy granted for use at the Meeting, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares. No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, except a proxy granted for use at the Meeting, will be granted with respect to the Deposited Shares. Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal survives the death or incapacity of the undersigned and any obligation of the undersigned hereunder is binding upon the heirs, legal representatives, successors and assigns of the undersigned.

The undersigned instructs Amalco and the Depositary to mail the cheque representing the cash payment to which the undersigned is entitled by first class mail, postage prepaid, or to hold such cheque for pick-up, in accordance with the instructions given below. If the Arrangement is not completed, the Deposited Shares and all other ancillary documents will be returned to the undersigned in accordance with the instructions given below. The undersigned acknowledges that CINAR will not, pursuant to any instructions given in this Letter of Transmittal, transfer any CINAR Shares from the name of the registered holder thereof.

By reason of the use by the undersigned of an English language form of this Letter of Transmittal, the undersigned and both of you shall be deemed to have required that any contract evidenced by the Arrangement as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'usage d'une lettre d'envoi en langue anglaise par le soussigne, le soussigne et les destinataires sont presumes avoir requis que tout contrat atteste par l'arrangement et son acceptation par cette lettre d'envoi, de meme que tous les documents qui s'y rapportent, soient rediges exclusivement en langue anglaise.

                  BLOCK  A                         BLOCK B

SEND CHEQUE (Unless Block "B" is checked)   [  ]  HOLD CHEQUE FOR PICK-UP
TO:

_______________________________________     SHAREHOLDER SIGNATURE
         (Name)

_______________________________________     Dated:____________________________

_______________________________________     __________________________________
                                            Signature of Shareholder or
_______________________________________     Authorized Representative
         (Street Address and Number)            (See Instruction 2)

_______________________________________     __________________________________
                                            Name of Shareholder (please print
_______________________________________     or type)
         (City and Province or State)
                                            __________________________________
_______________________________________     Name of Authorized Representative
         (Country and Postal (Zip) Code)    (Please print or type)
                                                   (if applicable)

                                            __________________________________
                                            SOCIAL INSURANCE NUMBER (IF AN
                                            INDIVIDUAL) OR BUSINESS NUMBER
                                            OR TRUST NUMBER
                                            (IF NOT AN INDIVIDUAL)
                                            FOR RESIDENTS OF CANADA ONLY


                                     BLOCK C

PLEASE CHECK ONLY ONE OF THE FOLLOWING BOXES. If this Letter of Transmittal is being completed by the Canadian Depository for Securities Limited, the Depository Trust & Clearing Corporation or any other person recognized as a depository by a securities regulatory authority in Canada or the United States, or by an Intermediary, on behalf of Beneficial Holders, you must complete a separate copy of this Letter of Transmittal for each group of such Beneficial Holders who come within one of the categories listed below.

The undersigned is, or the undersigned is completing this Letter of Transmittal on behalf of:

1.   |_| A BENEFICIAL HOLDER(S) WHO IS RESIDENT IN CANADA.

2. |_| A BENEFICIAL HOLDER(S) WHO (1) IS RESIDENT IN THE UNITED STATES, (2) DOES NOT BENEFICIALLY OWN, IN THE AGGREGATE, MORE THAN 10,000 CINAR SHARES, AND (3) IS A CORPORATION (OTHER THAN AN LLC).

3. |_| A BENEFICIAL HOLDER(S) WHO (1) IS RESIDENT IN THE UNITED STATES, (2) DOES NOT BENEFICIALLY OWN, IN THE AGGREGATE, MORE THAN 10,000 CINAR SHARES,
     (3) IS NOT A CORPORATION, AND (4) IS NOT A TRUST (EXCLUDING AN IRA), A PARTNERSHIP OR AN LLC.

4. |_| A BENEFICIAL HOLDER(S) WHO (1) IS RESIDENT IN THE UNITED STATES AND BENEFICIALLY OWNS, IN THE AGGREGATE, MORE THAN 10,000 CINAR SHARES OR IS A TRUST (EXCLUDING AN IRA), A PARTNERSHIP OR AN LLC, OR (2) IS NOT RESIDENT IN CANADA OR THE UNITED STATES.

                                  INSTRUCTIONS

1.       USE OF THIS LETTER OF TRANSMITTAL

(a) To receive the Aggregate Consideration payable under the Arrangement, a CINAR Shareholder must properly complete and execute this Letter of Transmittal and return it, together with such CINAR Shareholder's CINAR Share certificate(s) and all other required documents, to the Depositary.

(b) The method used to deliver this Letter of Transmittal and any accompanying certificates representing CINAR Shares is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received by the Depositary. Newco recommends that the necessary documentation be hand delivered to the Depositary at the office specified below, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. CINAR Shareholders whose CINAR Shares are registered in the name of an Intermediary, such as a securities dealer or broker, a bank, a trust company, or a trustee or administrator in the case of a self-administered RRSP, RRIF, RESP or similar plan, or in the name of a clearing agency (such as CDS) of which the Intermediary is a participant should contact that Intermediary for assistance in delivering those CINAR Shares.

(C) IT IS EXTREMELY IMPORTANT THAT YOU FULLY COMPLETE THE SHAREHOLDER SIGNATURE BOX ABOVE AND THAT YOU SELECT ONE OF THE OPTIONS IN BLOCK C ABOVE.

(D) IF YOU ARE A SECURITIES DEPOSITORY OR AN INTERMEDIARY COMPLETING THIS LETTER OF TRANSMITTAL, YOU MUST COMPLETE A SEPARATE COPY OF THIS LETTER OF TRANSMITTAL FOR EACH GROUP OF BENEFICIAL HOLDERS WHO COME WITHIN ONE OF THE CATEGORIES LISTED IN BLOCK C ABOVE. IN ADDITION, THE INTERMEDIARY OR INTERMEDIARIES (INCLUDING IN THE EVENT THAT THIS LETTER OF TRANSMITTAL IS BEING COMPLETED BY A SECURITIES DEPOSITORY) MUST FORWARD TO THE DEPOSITARY (COMPUTERSHARE TRUST COMPANY OF CANADA) AT THE ADDRESS INDICATED ON THE LAST PAGE OF THIS LETTER OF TRANSMITTAL FOR EACH BENEFICIAL HOLDER IN RESPECT OF WHICH THIS LETTER OF TRANSMITTAL IS BEING COMPLETED THE DOCUMENTS APPLICABLE TO SUCH CLASS OF BENEFICIAL HOLDERS SPECIFIED UNDER THE HEADING "WITHHOLDING TAX" ABOVE.

(e)  A pre-addressed security return envelope is enclosed for your convenience.

2.   SIGNATURES

     This Letter of Transmittal must be filled in, dated and signed by the registered owner of CINAR Shares or by such registered owner's duly authorized representative (in accordance with Instruction 3). The signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

     CINAR will not transfer any CINAR Shares pursuant to any instructions given in this Letter of Transmittal. Cheques will only be issued, and (if applicable) CCEs will only be allocated, to the registered owner(s) of the Deposited Shares. Deposited Shares will only be returned to the registered owner(s) thereof, and will only be sent to the address of the registered owner(s) as shown on the share register of CINAR.

3.   FIDUCIARIES, REPRESENTATIVES AND AUTHORIZATIONS

     Where this Letter of Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative or fiduciary capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of their proof of appointment and authority to act. Any of CINAR, 4113683 Canada Inc., Amalco or the Depositary, at their discretion, may require additional evidence of appointment or authority or additional documentation.

4.   DELIVERY INSTRUCTIONS

     If necessary, Block A or Block B, as the case may be, should be completed. If either Block A or Block B is not completed, any cheque representing the cash payment for the Deposited Shares will be mailed to the depositing CINAR Shareholder at the address of the CINAR Shareholder as it appears on the share register of CINAR immediately prior to the Effective Time.

5.   MISCELLANEOUS

(a) If the space on this Letter of Transmittal is insufficient to list all certificates for Deposited Shares, additional certificate numbers and number of Deposited Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b) If Deposited Shares are registered in different forms (e.g. `John Doe' and `J. Doe') a separate Letter of Transmittal should be signed for each different registration.

(c)  No alternative, conditional or contingent deposits will be accepted.

(d) Additional copies of the Circular and this Letter of Transmittal may be obtained from the Depositary at the addresses listed below.

(e) Amalco reserves the right, if it so elects in its absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by it.

6.   LOST CERTIFICATES

     If a share certificate has been lost, stolen or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded together with an affidavit confirming the loss, theft or destruction, to the Depositary. The CINAR Shareholder will be required to give a bond, in such amount as Amalco may direct, or otherwise indemnify Amalco and the Depositary in a manner satisfactory to them against any claim that may be made against Amalco or the Depositary relating to the certificate alleged to have been lost, stolen or destroyed. Within 10 days after the later of
     (a) the Effective Date and (b) the receipt of the foregoing, the Depositary will issue, in exchange for such lost, stolen or destroyed certificate a cheque for the cash payment (less any applicable withholding or other taxes) payable at such time in respect of the CINAR Shares represented by such lost, stolen or destroyed certificate (and a cheque for any amounts, net of any applicable withholding or other taxes, previously paid with respect to any CCEs relating to such CINAR Shares).

          The Depositary is: COMPUTERSHARE TRUST COMPANY OF CANADA

                               BY MAIL

                               P.O. Box 7021 31 Adelaide St E
                               Toronto, ON M5C 3H2 Attention:
                               Corporate Actions

                               BY REGISTERED MAIL, HAND OR BY COURIER
                               100 University Avenue
                               9th Floor
                               Toronto, ON
                               M5J 2Y1
                               Attention:  Corporate Actions
                               Toll Free:    1-800-564-6253
                               E-Mail:       caregistryinfo@computershare.com

ANY QUESTIONS AND REQUESTS FOR ASSISTANCE MAY BE DIRECTED BY CINAR SHAREHOLDERS TO GEORGESON SHAREHOLDER COMMUNICATIONS INC. AT THE ADDRESS OR TELEPHONE NUMBER PROVIDED ON THE FIRST PAGE OF THIS LETTER OF TRANSMITTAL.